EXHIBIT 99.1
News Release

Ellen M Martin
Kureczka/Martin Associates	Deb McManus, APR
Investor Relations	Media Relations
Tel: (510) 832-2044	Tel: (510) 204-7240

XOMA Reports Third Quarter 2004 Financial Results

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RAPTIVA® approved in more than 30 countries, including European Union

Berkeley, CA – November 9, 2004 – XOMA Ltd. (NASDAQ: XOMA), a biopharmaceutical development company, announced results for the quarter ended September 30, 2004.

For the third quarter of 2004, the Company recorded a net loss of $20.1 million or $0.24 per share, compared with $9.9 million or $0.13 per share for the third quarter of 2003. As of September 30, 2004, XOMA held $36.4 million in cash, cash equivalents, and short-term investments, compared with $85.2 million at December 31, 2003. Short-term notes payable were $0.3 million at September 30, 2004, compared with $18.6 million at December 31, 2003.

Recent accomplishments include:

•	Serono, AG (virt-x: SEO and NYSE: SRA) received European Commission Marketing Authorisation for RAPTIVA®, bringing the total number of countries in which RAPTIVA® is approved to more than 30.

•	Serono has launched RAPTIVA® in Germany, UK, Denmark, Sweden, Switzerland, Australia, Argentina, Brazil and Mexico. Year-to-date RAPTIVA® sales in the United States by Genentech were $36.0 million through the third quarter.

•	Triton Biosystems, Inc. has licensed XOMA’s ING-1 antibody for cancer to use as a targeting molecule with its Targeted Nano-Therapeutics™ (TNT™) System.

•	XOMA re-structured its arrangement with Millennium Pharmaceuticals, Inc. (NASDAQ: MLNM) on MLN2222 to limit XOMA’s participation in development through Phase I clinical testing, with Millennium assuming responsibility and development costs from then on. XOMA will continue to manufacture product at Millennium’s request and cost and XOMA will be entitled to potential milestones based on the clinical and regulatory progress of the product and a royalty on sales.

•	Aphton Corporation (NASDAQ: APHT) has signed a collaboration agreement with XOMA to develop treatments for gastrointestinal and other gastrin-sensitive cancers using anti-gastrin monoclonal antibodies.

“The recent EU marketing approval for RAPTIVA® brings a global presence in over 30 countries with sales growing in the United States and launches being implemented in different regions,” said John L. Castello, president, chairman and chief executive officer of XOMA. “Our oncology strategy is bearing fruit in the form of our active partnership with Chiron and our new antibody collaboration with Aphton, as well as licensing our ING-1 product to Triton. These agreements provide promising new sources of product candidates to add to our development pipeline.”

“Serono’s RAPTIVA® marketing approvals in the European Union can be an important step in putting RAPTIVA® on a profitable footing for us,” said Peter B. Davis, XOMA’s vice president of finance and chief financial officer. “We’re also putting a heavy emphasis on our business development efforts, not only to strengthen our pipeline, but to improve our profitability by utilizing our existing capabilities.”

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Revenues

Total revenues for the third quarter of 2004 were $0.6 million compared with $12.6 million in the third quarter of 2003. Year-to-date revenues of $1.5 million decreased from $18.2 million for the prior year period. The 2003 revenues included license fees from several bacterial cell expression technology license arrangements, as well as revenue derived from agreements with Baxter Healthcare Corporation and Onyx Pharmaceuticals, Inc. that have subsequently been terminated. The Baxter termination fee of $10 million dollars was also included in 2003 third quarter revenues.

In relation to the collaboration agreement between XOMA and Chiron for oncology antibody therapeutics, the Company is recognizing the $10 million upfront payment that it received as revenue over 60 months beginning with March of 2004.

Expenses

Research and development expenses for the quarter ended September 30, 2004, decreased to $12.6 million from $16.6 million for the same period in 2003. Spending increases on XOMA’s XMP.629 topical acne compound, the Chiron collaboration, new product research and the TPO mimetic antibody program were more than offset by reduced spending on the MLN2222 complement inhibitor product, RAPTIVA®, NEUPREX® and ING-1, as well as on the MLN2201 program, which was discontinued in 2003.

General and administrative expenses for the three months ended September 30, 2004, increased to $4.0 million from $3.6 million for the three months ended September 30, 2003. The increase was due to a number of factors, notably increasing business development activities and strengthening of internal financial systems and controls.

Collaboration arrangement expenses of $3.9 million in the quarter ended September 30, 2004, represent profit and cost sharing amounts from Genentech related to RAPTIVA®. This compared with $2.0 million in the three months ended September 30, 2003. The 2004 figure reflects sales and marketing costs for RAPTIVA® in excess of gross profit. The 2003 amount reflects an R&D cost sharing adjustment in XOMA’s favor which was more than offset by XOMA’s share of pre-launch marketing expenses for RAPTIVA®.

Liquidity and Capital Resources

Net cash used in operating activities was $33.1 million for the first nine months of 2004 compared with $36.3 million for the nine months ended September 30, 2003. The lower cash usage in 2004 compared with 2003 reflected a higher net loss, which was more than offset by $10 million received from Baxter related to NEUPREX® and $10 million received from Chiron related to the initiation of an exclusive collaboration for the development of antibody products in oncology.

Based on current spending levels, anticipated revenues and partner funding, XOMA estimates that it has sufficient cash resources to meet its anticipated net cash consumption levels through approximately the end of 2005. The company currently plans to access additional sources of funding that it believes to be available, including capital market financing, to meet its anticipated net cash consumption levels longer term. Any significant revenue shortfalls or increases in planned spending on development programs could shorten this period. Additional licensing arrangements or collaborations or otherwise entering into new equity or other financing arrangements could extend this period. Progress or setbacks by potentially competing products may also affect XOMA’s ability to secure new funding on acceptable terms.

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2004 Financial Outlook

XOMA expects to record higher losses in 2004 than in 2003, primarily due to costs related to the RAPTIVA® sales launch and the termination of two revenue-generating agreements in the second half of 2003. The Company’s strategy is to continue broadening its pipeline through both internal development programs and additional collaborations beyond its existing partnerships with Alexion Pharmaceuticals, Inc., Aphton, Chiron, Genentech, and Millennium.

Product Highlights

Commercial Product: RAPTIVA® (Efalizumab)

RAPTIVA® is the first FDA-approved biologic therapy designed to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Patients can self-administer the drug as a single, once-weekly subcutaneous injection after training by a healthcare professional.

RAPTIVA® was developed in the U.S. through a partnership between Genentech and XOMA and received FDA approval in October of 2003. U.S. sales of RAPTIVA® through the third quarter of 2004 were $36.0 million.

RAPTIVA® is licensed outside of the United States and Japan through an agreement made with Serono in August of 2002. Serono announced in September that it has received European Commission Marketing Authorisation for RAPTIVA® to treat people with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. RAPTIVA® is also approved in Switzerland and Australia, as well as Argentina, Mexico and Brazil. Serono has launched RAPTIVA® in Germany, UK, Denmark, Sweden, Switzerland, Australia, Argentina, Brazil and Mexico.

XOMA and Genentech are continuing long-term clinical testing of RAPTIVA® in psoriasis patients, and additional indications are in pilot clinical studies.

XMP.629 for acne

Results from a Phase II randomized, double-blind, placebo-controlled dose-ranging efficacy and safety study in 240 mild-to-moderate acne patients undergoing 12 weeks of daily topical administration of XMP.629 were inconclusive for efficacy with an unexpectedly high response rate in the placebo group. The drug appeared safe and well-tolerated in this study. Previous data from several Phase I studies in healthy volunteers and acne patients, suggested that the topical application of XMP.629 is safe, non-irritating, and well tolerated.

The XMP.629 peptide, derived from human bactericidal/permeability-increasing protein (BPI), targets bacteria associated with inflammatory lesions in acne patients, including those resistant to current antibiotic treatments. Several preclinical studies showed the XMP.629 peptide to be a potent agent against Propionibacterium acnes and related skin microorganisms associated with acne, as well as demonstrating favorable topical properties.

XOMA has announced that pending a more complete analysis it does not plan to initiate additional clinical trials with XMP.629.

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Oncology Therapeutic Antibodies Program

In March of 2004, Chiron and XOMA announced an exclusive, worldwide, multi-product collaboration to develop and commercialize antibody products for the treatment of cancer. Under this agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates. The companies share expenses and revenues, generally on a 70-30 basis, with XOMA’s share being 30 percent. Financial terms include initial payments to XOMA totaling $10 million and a loan facility of up to $50 million to fund up to 75 percent of XOMA’s share of expenses beginning in 2005.

In July, Chiron acquired Sagres Discovery, a privately held discovery-stage company based in Davis, California, that specializes in the discovery and validation of oncology targets. Chiron has access to all of Sagres’ proprietary oncology technology. Further review of these targets could identify additional antibody target candidates for the XOMA collaboration.

Also in July, XOMA announced that the first product candidate under this collaboration is an anti-CD40 antibody targeting B-cell malignancies. The companies intend to file an IND before year-end 2004 and to begin clinical testing in early 2005.

ING-1 Licensed to Triton

In October, 2004, Triton BioSystems and XOMA announced that Triton has in-licensed the exclusive worldwide rights to commercially use XOMA’s proprietary anti-tumor ING-1 monoclonal antibody with Triton’s Targeted Nano-Therapeutics™ (TNT™) System. The TNT™ System ablates tumors by using tiny magnetic spheres delivered systemically with antibodies. The tiny spheres within the tumors are induced to heat by a localized externally applied magnetic field. ING-1, a Human Engineered™ monoclonal antibody with high affinity to the Ep-CAM antigen, is expressed in high concentrations on many adenocarcinoma tumor cells. The combination of the ING-1 antibody with the TNT™ System is intended to create a novel, highly selective, safe, and effective treatment for adenocarcinomas, such as breast, colorectal, lung, ovary and prostate.

TPO Mimetic Collaboration with Alexion

In November 2004, XOMA and Alexion determined that the lead molecule in their TPO mimetic collaboration did not meet the criteria established in the program for continued development. The companies are evaluating next steps for the collaboration, including a potential alternative TPO mimetic compound for development.

Anti-Gastrin Antibody Collaboration with Aphton

In September 2004, Aphton Corporation and XOMA announced a worldwide collaboration to develop treatments for gastrointestinal (GI) and other gastrin-sensitive cancers using anti-gastrin monoclonal antibodies. Under the terms of the agreement, Aphton and XOMA will share all development expenses and all commercialization profits and losses for all product candidates on a 70/30 basis, respectively. XOMA will have worldwide manufacturing rights for these products and the ability to share up to 30% in the commercialization efforts in the United States. Aphton will share U.S. commercialization rights and will have exclusive rights to commercialize all products outside the United States. Antibodies to be developed under the collaboration will bind and neutralize the hormones gastrin 17 and gly-gastrin 17 (a gastrin precursor) that are known to be involved in tumor progression in GI cancers. Gastrin expression and the appearance of gastrin receptors have been associated with increasing malignant characteristics of GI tumors and with poorer prognostic outcomes. Specifically, gastrin is known to be involved in the progression of colorectal, stomach, liver and pancreatic cancers and inhibiting gastrin may inhibit such growth.

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Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held tomorrow, November 10, 2004, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The U.S./Canada dial-in number for the live call is 1-877-869-7222 and the conference ID number is 9090048. The international dial-in number is 1-706-679-5933 and uses the same conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software.

An audio replay of the call will be available beginning two hours after the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on November 24, 2004. Replay access numbers are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 9090048.

About XOMA

XOMA is focused on the development and commercialization of antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA’s proprietary and collaborative product development programs include: RAPTIVA® for moderate to severe plaque psoriasis (marketed) and other indications in collaboration with Genentech, Inc.; MLN 2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients with Millennium Pharmaceuticals, Inc. (Phase I); CHIR-12.12, an anti-CD40 antibody for treating B-cell tumors and additional product candidates in connection with an antibody oncology collaboration with Chiron Corporation (preclinical); a TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia in collaboration with Alexion Pharmaceuticals, Inc. (preclinical); and anti-gastrin antibody product candidates in conjunction with the antibody collaboration for the treatment of gastrointestinal cancers with Aphton Corporation (preclinical). XOMA’s proprietary bactericidal/permeability-increasing protein (BPI)-derived programs include NEUPREX®, in a Phase I/II study to limit complications following pediatric cardiopulmonary bypass surgery. For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

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Certain statements contained herein related to the relative size of the Company’s loss for 2004, the sufficiency of its cash resources and the marketing and sales efforts for RAPTIVA®, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the actual loss for 2004 could be higher depending on revenues from licensees and collaborators, the size and timing of expenditures and whether there are unanticipated expenditures; the sufficiency of cash resources will be shortened if capital market financing is not available on acceptable terms during this period and could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if other funds are not available on acceptable terms; and the marketing and sales efforts for RAPTIVA® may not be successful if Genentech fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if European Union or other important regulatory approvals are not obtained. These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K and in other SEC filings.

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Condensed Consolidated Financial Statements Follow

News Release

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2004	December 31, 2003
	(unaudited)	(note 1)
ASSETS

Current assets:
Cash and cash equivalents	$35,930	$84,812
Short-term investments	468	436
Receivables	370	10,625
Related party receivables	125	94
Prepaid expenses and other	1,335	1,267

Total current assets	38,228	97,234

Property and equipment, net	20,475	21,337
Related party receivables – long-term	76	120
Deposits and other	159	159

Total assets	$58,938	$118,850

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,789	$5,058
Accrued liabilities	13,208	6,163
Notes payable	286	13,343
Capital lease obligations	279	520
Deferred revenue	2,000	90
Convertible note	—	5,284

Total current liabilities	18,562	30,458

Capital lease obligations – long-term	74	272
Deferred revenue – long-term	6,833	—
Interest bearing obligation – long-term	40,641	39,906

Total liabilities	66,110	70,636

Shareholders’ equity:
Preference shares, $.05 par value, 1,000,000 shares authorized Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 and 2,959 shares issued and outstanding, respectively. Aggregate liquidation preference of $29.6 million.	1	1
Common shares, $.0005 par value, 135,000,000 shares authorized, 85,565,765 and 83,998,697 shares outstanding, respectively	43	42
Additional paid-in capital	653,470	647,534
Accumulated comprehensive income	197	166
Accumulated deficit	(660,883)	(599,529)

Total shareholders’ equity	(7,172)	48,214

Total liabilities and shareholders’ equity	$58,938	$118,850

note 1: Amounts derived from the Company’s audited financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.

News Release

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Revenues:
License and collaborative fees	$530	$12,050	$1,442	$14,125
Contract and other revenue	29	582	65	4,032

Total revenues	559	12,632	1,507	18,157

Operating costs and expenses:
Research and development	12,562	16,622	38,439	44,108
General and administrative	4,015	3,603	11,538	9,933
Collaboration arrangement	3,857	1,974	12,286	2,245

Total operating costs and expenses	20,434	22,199	62,263	56,286

Loss from operations	(19,875)	(9,567)	(60,756)	(38,129)
Other income (expense):
Investment and interest income	158	75	452	260
Interest expense	(307)	(449)	(925)	(1,424)
Other income (expense)	(119)	91	(125)	289

Net loss	$(20,143)	$(9,850)	$(61,354)	$(39,004)

Basic and diluted net loss per common share	$(0.24)	$(0.13)	$(0.73)	$(0.54)

Shares used in computing basic and diluted net loss per common share	85,284	73,224	84,619	72,371